SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated September 8, 2011 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated September 8, 2011 the Company reported its financial statements for the twelve month period ended on June 30, 2011, expressed in thousands.

Ordinary Period Result	06/30/11	06/30/10
	(In thousands)
(twelve-month period): profit / (loss)	260,578	119,102
Extraordinary Period Result
(twelve-month period): profit		—

Period Profit / (loss)	260,578	119,102

Net Worth Composition:
Authorized capital stock	125,961	78,206
Integral adjustment of capital stock	84,621	84,621
Premium on shares and own shares negotiation	536,290	522,805
Technical revaluations	3,953	3,953
Legal Reserve	26,045	20,090
Free availability Reserve	147	—
Reserve for new projects	183	183
Retained earnings	129,753	119,102

Total Net Worth	906,953	828,960

In accordance with Article o), Section 62 of the Bolsa de Comercio de Buenos Aires rules, we inform you that, as of the closing date of the twelve-month period financial statements, the Company’s Capital is Ps. 125,960,841.1, divided into 1,259,608,411 non endorsable ordinary shares of face value Ps. 0.10 each, and with one vote each, as follows:

IRSA Inversiones y Representaciones Sociedad Anónima	1,195,253,997	94.89%
Other Shareholders	64,354,414	5,11%

In addition, pursuant to Article p) of the Regulations aforementioned, we inform that, if all the note holders exercise their right to convert their securities into shares at year-end (as of July 19, 2014), the ouststanding capital of the Company would increase to Ps. 223,971,649.8, and the number of shares would amount to 2,239,716,498, all of them nominative non-endorsable common shares of $0.10 par value each and each entitled to 1 vote, according to the following detail:

IRSA Inversiones y Representaciones Sociedad Anónima	2,174,829,985	97.10%
Other Shareholders	64,886,513	2.90%

For this calculation, the conversion price considered was 0.3240 per share.

Below are the main results for the fiscal year:

•	Net income increased 119% to Ps.260,6 million.

•	Operating Income increased 47.8% to Ps. 473.6 million.

•	Operating Margin from the Shopping Center segment increased from 51.4% to 59.5.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By: /S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of Relationships with the markets

Dated: September 8, 2011.